FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1               Name and Address of Company

Tahoe Resources Inc.
5190 Neil Road, Suite 460
Reno, Nevada
89502

Item 2               Date of Material Change

February 16, 2011

Item 3               News Release

A news release was issued by Tahoe Resources Inc. (“Tahoe” or the “Company”) on February 16, 2011 and distributed through Marketwire and filed on SEDAR.

Item 4               Summary of Material Change

The Company announced that the environmental agency responsible for permitting mining activities in Guatemala (MARN) has reviewed and approved the Environmental Impact Assessment for the Escobal Project underground exploration program.

Item 5               Full Description of Material Change

5.1                     Full Description of Material Change

The Company announced that the environmental agency responsible for permitting mining activities in Guatemala (MARN) has reviewed and approved the Environmental Impact Assessment for the Escobal Project underground exploration program. In addition, the Company announced that the land and surface rights required for the mine and project facilities have been acquired.

Tahoe will proceed immediately towards development of infrastructure and excavation of the portal sites for two declines into the Escobal mineral zones. Decline cross sections are designed to be 6 metres in height and 5 metres in width to allow for 45 tonne truck haulage. During 2011 Tahoe plans to complete 1,950 metres of underground excavation work at the Escobal Project to access drill stations in the East and Central zones of the deposit.

5.2                    Disclosure for Restructuring Transactions

Not applicable.

Item 6               Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7               Omitted Information

Not applicable.

Item 8               Executive Officer

C. Kevin McArthur
President and Chief Executive Officer
Telephone: (775) 825-8574

Item 9               Date of Report

February 18, 2011

Forward Looking Statements
This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which is also referred to as “forward-looking statements.” Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this report describes future events and conditions related to Tahoe’s plans for development of the Escobal Project into a commercial mining operation. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this report. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals and Tahoe’s ability to operate in a safe, efficient and effective manner. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration and development activities, the interpretation of drilling results and other geological data, the uncertainties of mineral resource and mineral reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s prospectus dated December 17, 2010 available at www.sedar.com.